Exhibit 3.9

Certificate of Elimination

of the

Certificate of Designations

of

5.25% Series A Mandatory Convertible Preferred Stock

of

Stericycle, Inc.

Stericycle, Inc., a Delaware corporation (the “Corporation”), hereby certifies that, in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”):

1. That the Board of Directors of the Corporation (the “Board of Directors”), by resolution duly adopted, delegated to its Pricing Committee (the “Pricing Committee”) the power to determine the voting powers, designations, preferences, rights and qualifications, limitations or restrictions and all other terms of a series of preferred stock, pursuant to Section 151 of the DGCL and the authority granted in the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Pricing Committee, by resolution duly adopted, authorized the issuance of a series of 5.25% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and established the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, and, on September 15, 2015, filed a Certificate of Designations with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That the Board of Directors has adopted the following resolutions:

WHEREAS, that none of the authorized shares of the 5.25% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) are outstanding and none of the authorized shares of such series of preferred stock will be issued subject to the Certificate of Designations with respect to the Series A Preferred Stock filed on September 15, 2015 and constituting part of the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”);

NOW, THEREFORE, BE IT RESOLVED, that the Secretary of the Corporation is authorized and directed to execute a Certificate of Elimination as provided by Section 151(g) of the DGCL in accordance with Section 103 of the DGCL, substantially in the form attached as an exhibit to these resolutions, with such changes therein as the Secretary may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by the Secretary’s execution of such Certificate of Elimination, and to file the same forthwith in the office of the Secretary of State of the State of Delaware, and when such Certificate of Elimination becomes effective, all references to the Series A Preferred Stock in the Certificate of Incorporation shall be eliminated and the shares of Series A Preferred Stock shall resume the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

3. That, accordingly, all references to the Series A Preferred Stock of the Corporation be, and hereby are, eliminated from the Corporation’s Certificate of Incorporation and the shares of capital stock of the Corporation formerly designated as Series A Preferred Stock shall resume the status of authorized but unissued shares of preferred stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer on the 24th day of October, 2018.

Stericycle, Inc.

By: /s/ Kurt M. Rogers
Name: Kurt M. Rogers
Title: Executive Vice President, General Counsel and Corporate Secretary